

January 18, 2023

Vadim Mats
Chief Executive Officer
The NFT Gaming Company, Inc.
101 Eisenhower Parkway, Suite 300
Roseland, NJ 07068

> **Re: The NFT Gaming Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 3, 2022**
> **File No. 333-267879**

Dear Vadim Mats:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed on January 3, 2023

Risk Factors
Risks Related to Our Business and Industry, page 8

1. In light of the recent disruption in the crypto asset markets and given that you plan to use a third-party vendor to accept and process cryptocurrency payments on your behalf and that such vendor will send payments to your custodial wallet, please describe any material risks related to safeguarding your crypto assets. Additionally, please describe any material risks to your business and financial condition if your or your third-party vendor's policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Capitalization, page 38

2.   Tell us why the September 30, 2022 as adjusted accumulated deficit appears unchanged from June 30, 2022. Otherwise please revise.

Executive and Director Compensation, page 58

3.   Please revise to provide the disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2022. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

General

4.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

       You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Richard Friedman